[redacted]

14007552

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2013

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______________________ to ______________________

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Elano Profit Sharing Plan
Unison Industries, LLC
One Neumann Way J-110
Cincinnati, OH 45215

JUN 27 2014
Washington, DC 20549

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

(Elano Profit Sharing Plan)

Date June 20, 2014

Kristine L. Brock
(Signature)*
Name: KRISTINE L. BROCK
Title: SR. BENEFITS ANALYST

**Print name and title of the signing official under the signature.*

ELANO PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

ELANO PROFIT SHARING PLAN

December 31, 2013 and 2012

Table of Contents

[(i)] Schedules required by Form 5500 which are not applicable have not been included.

KPMG LLP
515 Broadway
Albany, NY 12207-2974

Report of Independent Registered Public Accounting Firm

Plan Administrator
Elano Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of Elano Profit Sharing Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 20, 2014

ELANO PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2013 and 2012

	2013	2012
Assets:		
Investments at fair value (notes 3 and 4)	$ 86,726,093	$ 74,346,186
Notes receivable from participants	662,793	664,884
Employer contributions receivable	1,437,023	1,323,162
Accrued dividends and interest	132,801	113,406
Total assets	88,958,710	76,447,638
Liabilities:		
Payable for excess contributions	17,821	4,187
Net assets available for plan benefits prior to adjustment	88,940,889	76,443,451
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)	(416,544)	(861,754)
Net assets available for plan benefits	$ 88,524,345	$ 75,581,697

See accompanying notes to financial statements.

ELANO PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2013 and 2012

	2013	2012
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments (note 3)	$ 12,441,336	$ 6,015,794
Dividend and interest income	1,583,636	1,932,247
	14,024,972	7,948,041
Interest on notes receivable from participants	28,337	25,945
Contributions:		
Employee	2,088,087	2,406,631
Employer	2,763,312	2,613,605
	4,851,399	5,020,236
Total additions	18,904,708	12,994,222
Deductions from net assets attributed to:		
Benefits paid to participants	5,907,681	4,898,976
Expenses and loan fees (note 1)	54,379	3,391
Total deductions	5,962,060	4,902,367
Net increase	12,942,648	8,091,855
Net assets available for plan benefits at:		
Beginning of year	75,581,697	67,489,842
End of year	$ 88,524,345	$ 75,581,697

See accompanying notes to financial statements.

(1) Description of the Plan

The Elano Profit Sharing Plan (the "Plan") is a defined contribution plan sponsored by the Elano Division of Unison Industries, LLC (the "Company"), an affiliate of General Electric Company ("GE"). The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Frontier Trust Company (the "Trustee") is the Plan's custodian and trustee, and Mid-Atlantic Trust Company is the sub-custodian with respect to the GE Common Stock Fund. Ascensus, Inc. ("Ascensus") is the recordkeeper for the Plan.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the Elano Profit Sharing Plan Document. Information concerning the Plan, including benefits and vesting provisions, is also included in the Summary Plan Description ("SPD") and other material distributed to participants.

Employee Contributions and Investment Options

Participants are permitted to allocate their account balances in increments of 1% to one or more of the following investment options:

(a) GE Common Stock Fund – This fund is invested primarily in GE common stock, with the remainder held in cash or cash equivalents to provide for the GE Common Stock Fund's estimated liquidity needs.

(b) Vanguard Institutional Index Fund – This fund seeks to track the performance of the Standard & Poor's 500 Index (the "Index"). The fund invests primarily in stocks in the Index in proportion to their weightings in the Index. This fund replaced the State Street Global Advisors ("SSgA") S&P 500 Index Fund as an investment option on July 1, 2013.

(c) GE Institutional Income Fund – This fund managed by GE Asset Management Incorporated ("GEAM") seeks a high interest rate of return over a long-term period consistent with the preservation of capital by investing at least 80% of its net assets in debt securities.

(d) GE Institutional International Equity Fund – This fund managed by GEAM seeks long-term growth of capital by investing at least 80% of its net assets in equity securities, such as common and preferred stocks. The fund invests primarily in companies in both developed and emerging market countries outside the United States.

(e) GE Institutional U.S. Equity Fund – This fund managed by GEAM seeks long-term growth of capital and income by investing at least 80% of its net assets in equity securities of U.S. companies, such as common and preferred stocks.

(f) GE Institutional Strategic Investment Fund – This fund managed by GEAM seeks to maximize total return (total return includes both income and capital appreciation) by investing primarily in a combination of U.S. and Non-U.S. equity and debt securities and cash.

(g) American Funds Growth Fund of America – This fund seeks growth of capital by investing in companies with a history of rapidly growing earnings and generally higher price-to-earnings ratios.

(h) Columbia Acorn Select Fund – This fund seeks long-term growth of capital by investing in a limited number of U.S. companies (between 20-40) with market capitalizations under $20 billion at the time of purchase.

(i) Vanguard Target Retirement Funds – The Vanguard Target Retirement Funds are a series of registered investment companies (mutual funds) that separately invest in up to five other Vanguard mutual funds. Because they invest in other mutual funds, rather than individual securities, each fund is considered a "fund of funds". The suite of Target Retirement Funds include the following:

Vanguard Target Retirement Income Fund
Vanguard Target Retirement 2010 Fund
Vanguard Target Retirement 2015 Fund
Vanguard Target Retirement 2020 Fund
Vanguard Target Retirement 2025 Fund
Vanguard Target Retirement 2030 Fund
Vanguard Target Retirement 2035 Fund
Vanguard Target Retirement 2040 Fund
Vanguard Target Retirement 2045 Fund
Vanguard Target Retirement 2050 Fund
Vanguard Target Retirement 2060 Fund

The Vanguard Target Retirement Income Fund invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement. The other Vanguard Target Retirement Funds invest in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire and leave the workforce in or within a few years of the target year. These funds' asset allocations will become more conservative over time as the target retirement date draws closer.

(j) Galliard Capital Management Stable Value Fund ("Stable Value Fund") – This collective trust fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies ("mutual funds") are made available to participants.

Participants may elect to defer up to 15% of their pre-tax compensation subject to limitations imposed by law. In addition, hourly participants may elect to make after-tax contributions in an amount equal to 3% of their compensation. Participants may also contribute amounts as "rollover" provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

The United States Internal Revenue Code limits the amount of pre-tax contributions that can be made each year. The limit for participants under age of 50 was generally $17,500 and $17,000 in 2013 and 2012, respectively. For participants who were at least age 50 during the year, the limit was generally $23,000 and $22,500 in 2013 and 2012, respectively.

<u>Employer Contributions</u>

The Plan generally provides for employer matching contributions in an amount equal to 6% of their eligible compensation for eligible hourly employees contributing 3% of their eligible compensation on an after tax basis.

The Company may, in its sole discretion, make profit sharing contributions for eligible salaried employees in an amount determined by its board of directors. Participants must be (a) employed by the Company on the last day of the year or (b) not employed on the last day of the year because of death, retirement, or termination of employment due to disability during the plan year in order to share in the contribution. The Company is not required to make any profit sharing contributions for any plan year.

For December 31, 2013 and 2012, the Company made profit sharing contributions of $1,437,023 and $1,323,162, respectively, which represented 15% of eligible participants' compensation for both years.

Vesting

Participants are immediately fully vested in their contributions and related investment results. Participants are 20% vested in Company contributions after completion of two years of service, plus an additional 20% for the completion of each subsequent year of service during the following four years.

Forfeitures

As of December 31, 2013 and 2012, forfeited non-vested amounts (including unrealized appreciation) totaled $830 and $16,521, respectively. In 2013, forfeitures amounting to $50,901 were utilized to pay Plan expenses and reduce Company contributions and $400 was utilized in 2012. Gains on earnings of forfeiture balances were $1,454 and $247 during 2013 and 2012, respectively. Additions to forfeiture balances were $33,756 and $15,915 during 2013 and 2012, respectively.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of (a) employer matching contributions and employer profit sharing contributions, as applicable, and (b) investment results. The benefit to which a participant is entitled is the value of the participant's vested account.

Notes Receivable from Participants

The Plan permits participants, under certain circumstances, to borrow a minimum of $1,000 from their participant accounts. Subject to certain Internal Revenue Code and Plan limits, a participant may not borrow more than the lesser of $50,000 minus the highest outstanding balance of loans from any plan sponsored by the Company, GE or any of its affiliates during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The term of any loan is up to 4.5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 10 years may be permissible. Loans are secured by the remaining balance in the participant's account. The interest rate applicable to participant notes receivable is 1% above the prime interest rate in effect as of the last business day before the loan is requested. Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other methods as may be required. Participants may repay the principal amount with written notice and without penalty.

In the event of a loan default, the amount of the outstanding balance will be reported to the Internal Revenue Service in the year of default as ordinary income.

Payment of Benefits

Participants' withdrawals are permitted under the plan subject to certain restrictions. Participants are allowed to withdraw all or a portion of their rollover contributions, including earnings thereon. Generally, before-tax contributions may not be withdrawn while employed by the Company prior to age 59½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, excluding earnings thereon, and after-tax contributions (hourly employees only). In order to make a hardship withdrawal, a participant must first withdraw the maximum rollover contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from making contributions to the Plan for six months after the hardship distribution.

On termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, installment payments, an annuity (only applicable to old purchase money) or a direct rollover.

Plan Termination and Amendment

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant's interest will be payable in full according to Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.

Administrative and Investment Advisory Costs

Expenses related to the administration of the Plan, including recordkeeping expenses and Trustee's fees, are liabilities of the Plan. However, the Company may choose to pay these expenses (see note 2(f)). For the registered investment companies, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the Statement of Changes in Net Assets Available for Plan Benefits.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan's investment in the Stable Value Fund included in the Statements of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

(b) Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Earnings from the Stable Value Fund are reinvested in the fund and reflected in dividends and interest.

(c) Fair Value Measurements

For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

When available, quoted market prices are used to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities include GE common stock, registered investment companies and interest-bearing cash.

The Plan's ownership in the Stable Value Fund is carried at fair value based on the investment's net asset value per unit and included in Level 2.

See note 4 for additional information.

(d) Notes Receivable from Participants

Loans to participants are recorded at the outstanding principal balance plus accrued interest.

(e) Payment of Benefits

Benefit payments are recorded when paid to participants.

(f) Expenses

Substantially all expenses related to administration of the Plan are paid by the Company or out of the Plan's forfeiture account at the discretion of the Plan sponsor, with the exception of the Plan's loan expenses, which are paid by the Plan's Trustee out of the respective participant's investment fund's assets.

(g) Management Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(h) Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

(3) Investments

The fair values of the Plan's investments at December 31, 2013 and 2012 follow.

	2013		2012	
GE Common Stock	$ 16,630,984	*	$ 13,265,995	*
Registered Investment Companies:				
SSgA S&P 500 Index Fund	—		1,014,939	
Vanguard Institutional Index Fund	1,805,617		—	
GE Institutional Income Fund	3,766,642		4,038,894	*
GE Institutional International Equity Fund	4,626,887	*	3,618,899	
GE Institutional U.S. Equity Fund	12,060,540	*	9,155,022	*
GE Institutional Strategic Investment Fund	15,695,452	*	14,726,939	*
American Funds Growth Fund of America	2,809,794		1,756,618	
Columbia Acorn Select Fund	3,030,951		1,930,771	
Vanguard Target Retirement Income Fund	378,478		348,525	
Vanguard Target Retirement 2010 Fund	138,790		89,712	
Vanguard Target Retirement 2015 Fund	461,127		929,997	
Vanguard Target Retirement 2020 Fund	1,182,375		743,610	
Vanguard Target Retirement 2025 Fund	644,872		422,588	
Vanguard Target Retirement 2030 Fund	518,720		290,524	
Vanguard Target Retirement 2035 Fund	763,051		444,214	
Vanguard Target Retirement 2040 Fund	628,514		408,081	
Vanguard Target Retirement 2045 Fund	424,577		185,496	
Vanguard Target Retirement 2050 Fund	215,582		92,568	
Vanguard Target Retirement 2060 Fund	12,542		862	
Total registered investment companies	49,164,511		40,198,259	
Collective Trust Fund:				
Galliard Capital Management Stable Value Fund	19,990,450	*	20,134,528	*
Interest-Bearing Cash:				
Mid-Atlantic Capital Group	940,148		747,404	
Total investments at fair value	$ 86,726,093		$ 74,346,186	

* Investments representing more than 5% of the Plan's net assets.

The Plan's investments appreciated during 2013 and 2012 as follows.

	2013	2012
GE Common Stock	$ 4,346,941	$ 2,046,467
Registered Investment Companies	8,094,395	3,969,327
	$ 12,441,336	$ 6,015,794

The Plan holds investments in a Stable Value Fund, which consists primarily of a security-backed contract issued by an insurance company. A security-backed contact is an investment contract issued by an insurance company or other financial institutions, backed by a portfolio of bonds. The Stable Value Fund also invests in a collective trust fund which also utilizes security-backed contracts. In addition, the fund holds a position in a daily short-term investment fund.

All security-backed contracts held by the Stable Value Fund are fully benefit responsive, which means that withdrawals from these investment contracts are required to be made at contract value for qualifying benefit payments, including participant-directed transfers.

Security-backed contracts are carried at contract value in the aggregate, which consists of the fair value of the underlying portfolio, accrued interest on the underlying portfolio assets, the fair value of the contract, and adjustment to contract value. The security-backed contract cannot credit an interest rate that is less than zero percent. The contract rate resets periodically, normally each quarter or semi-annually, using end-of-period data.

The net value of the Stable Value Fund is calculated daily and net investment income and realized and unrealized gains on investments are not distributed but rather reinvested and reflected in the net asset of the Stable Value Fund. Units of the fund are issued and redeemed at the current net asset value.

The contract value at December 31, 2013 and 2012 for the Stable Value Fund was $19,573,906 and $19,272,774, respectively. The average yield of the underlying assets earned by the Plan from the Stable Value Fund was 1.04% and 1.14% at December 31, 2103 and 2102, respectively. The average crediting interest rate was 1.74% and 2.42% at December 31, 2013 and 2012, respectively.

(4) Fair Value Measurements

The Plan's investments measured at fair value on a recurring basis at December 31, 2013 follow.

	Level 1	Level 2	Level 3	Total
GE Common Stock	$ 16,630,984	$ —	$ —	$ 16,630,984
Registered Investment Companies	49,164,511	—	—	49,164,511
Stable Value Fund	—	19,990,450	—	19,990,450
Interest-Bearing Cash	940,148	—	—	940,148
Total investments at fair value	$ 66,735,643	$ 19,990,450	$ —	$ 86,726,093

The Plan's investments measured at fair value on a recurring basis at December 31, 2012 follow.

	Level 1	Level 2	Level 3	Total
GE Common Stock	$ 13,265,995	$ —	$ —	$ 13,265,995
Registered Investment Companies	40,198,259	—	—	40,198,259
Stable Value Fund	—	20,134,528	—	20,134,528
Interest-Bearing Cash	747,404	—	—	747,404
Total investments at fair value	$ 54,211,658	$ 20,134,528	$ —	$ 74,346,186

Transfers in and out of levels are considered to occur at the beginning of the period. There were no transfers during 2013 or 2012.

As discussed in Note 1(a), the GE Common Stock Fund is a unitized fund that consists of GE common stock and a small portion of the fund held in cash or other short-term investments which are assets of the Plan. Both are included in the fair value measurements table as Level 1 investments.

(5) Risk and Uncertainties

The Plan offers a number of investment options including the GE Common Stock Fund, a variety of investment funds, consisting of registered investment companies and a collective trust fund. The registered investment companies invest in U.S. equities, international equities, and fixed income securities. Investment securities in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across multiple participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of GE Common Stock Fund, which primarily invests in a single security.

(6) Related Party Transactions (Parties in Interest)

Certain investments of the Plan are shares of registered investment companies that are advised by GEAM and distributed by GE Investment Distributors, Inc. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE.

Certain fees paid to related parties for services to the Plan were paid by the Plan. Registered investment company and collective trust fund operating expenses, which include expenses paid to GEAM, reduce the respective fund's assets and are reflected in the fund's share/unit price and dividends.

In addition to the recordkeepers, trustees and custodians of the Plan, which are mentioned in note 1, KPMG LLP, the auditor of the Plan's financial statements is also a party in interest as defined by ERISA.

(7) Tax Status

The Internal Revenue Service has notified the Company by a letter dated September 25, 2013 that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has not been amended since that letter was issued.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution and profit sharing contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) of the Plan if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(8) Subsequent Events

Subsequent events after the statement of net assets available for plan benefits date through June 20, 2014, the date that the financial statements were issued, have been evaluated in the preparation of these financial statements.

(9) Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per the Form 5500 instructions. In addition, any deemed distributions are not considered to be plan assets per Form 5500 and are excluded from notes receivable from participants. However, these distributions remain a plan asset for purposes of these financial statements until offset against plan assets.

A reconciliation of total investments per the financial statements at December 31, 2013 and 2012 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2013	2012
Total investments at fair value per financial statements	$ 86,726,093	$ 74,346,186
Notes receivable from participants	662,793	664,884
Deemed distributions	(1,484)	—
Total notes receivable per Form 5500	661,309	664,884
Total investments per Form 5500	$ 87,387,402	$ 75,011,070

A reconciliation of deductions per the financial statements at December 31, 2013 and 2012 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2013	2012
Total deductions from net assets per financial statements	$ 5,962,060	$ 4,902,367
Changes in deemed distributions	1,484	—
Corrective distributions	17,821	4,187
Total expenses per Form 5500	$ 5,981,365	$ 4,906,554

A reconciliation of total investments per the financial statements at December 31, 2013 and 2012 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2013	2012
Net assets available for plan benefits per the financial statements	$ 88,524,345	$ 75,581,697
Deemed distributions	(1,484)	—
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	416,544	861,754
Net assets available for plan benefits per the Form 5500	$ 88,939,405	$ 76,443,451
Total net increase per the financial statements	$ 12,942,648	$ 8,091,855
Changes in deemed distributions	(1,484)	—
Adjustment from contract value to fair value for fully benefit-responsive investment contracts for current year	416,544	861,754
Adjustment from contract value to fair value for fully benefit-responsive investment contracts for prior year	(861,754)	(644,665)
Total net income per the Form 5500	$ 12,495,954	$ 8,308,944

ELANO PROFIT SHARING PLAN

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

As of December 31, 2013

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Current value**
*	GE Common Stock	Common stock, 593,328 shares	$ 16,630,984
	Vanguard Institutional Index Fund	Registered investment company, 10,666 shares	1,805,617
	GE Institutional Income Fund	Registered investment company, 404,146 shares	3,766,642
*	GE Institutional International Equity Fund	Registered investment company, 346,583 shares	4,626,887
*	GE Institutional U.S. Equity Fund	Registered investment company, 757,096 shares	12,060,540
*	GE Institutional Strategic Investment Fund	Registered investment company, 1,199,041 shares	15,695,452
	American Funds Growth Fund of America	Registered investment company, 65,329 shares	2,809,794
	Columbia Acorn Select Fund	Registered investment company, 113,434 shares	3,030,951
	Vanguard Target Retirement Income Fund	Registered investment company, 30,278 shares	378,478
	Vanguard Target Retirement 2010 Fund	Registered investment company, 5,421 shares	138,790
	Vanguard Target Retirement 2015 Fund	Registered investment company, 31,221 shares	461,127
	Vanguard Target Retirement 2020 Fund	Registered investment company, 43,614 shares	1,182,375
	Vanguard Target Retirement 2025 Fund	Registered investment company, 40,944 shares	644,872
	Vanguard Target Retirement 2030 Fund	Registered investment company, 18,767 shares	518,720
	Vanguard Target Retirement 2035 Fund	Registered investment company, 44,938 shares	763,051
	Vanguard Target Retirement 2040 Fund	Registered investment company, 22,193 shares	628,514
	Vanguard Target Retirement 2045 Fund	Registered investment company, 23,906 shares	424,577
	Vanguard Target Retirement 2050 Fund	Registered investment company, 7,647 shares	215,582
	Vanguard Target Retirement 2060 Fund	Registered investment company, 469 shares	12,542
	Galliard Capital Management Stable Value Fund	Collective trust fund, 870,105 shares	19,990,450
*	Mid-Atlantic Capital Group	Interest-bearing cash	940,148
	Total investments at fair value		86,726,093
*	Notes receivable from participants (136 loans with interest rates from 4.25% to 9.25% from 1 month to 5 years)		661,309
	Total Assets (Held at End of Year)		$ 87,387,402

* Party in interest as defined by ERISA.

** Cost omitted for participant directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

KPMG LLP
515 Broadway
Albany, NY 12207-2974

Consent of Independent Registered Public Accounting Firm

Elano Profit Sharing Plan:

We consent to the incorporation by reference in the registration statement (Nos. 333-42695 and 333-158069) on Form S-8 of the General Electric Company of our report dated June 20, 2014, with respect to the statements of net assets available for plan benefits of the Elano Profit Sharing Plan as of December 31, 2013 and 2012, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the Elano Profit Sharing Plan.

KPMG LLP

Albany, New York
June 20, 2014